Contact:
                                             Craig Dunham
                                             Dynasil Corporation of
                                             America
                                             Phone: (856) 767-4600
                                             Email:  cdunham@Dynasil.com

      Dynasil Announces First Quarter Fiscal Year 2006 Results

WEST BERLIN, N.J.- February 14, 2005 - Dynasil Corporation of America (OTCBB: DYSL.OB), fabricator of optical blanks from synthetic fused silica, fused quartz, and other optical materials for the semi-conductor, laser, space and optical components industries, and through its subsidiary, Optometrics Corporation, a worldwide supplier of optical components including diffraction gratings, thin film filters, laser optics, monochromators, and specialized optical systems, announced results of operations for the 1st quarter ended December 31, 2005.

This is the third full quarter of results after the combination of Optometrics with Dynasil. As previously announced, the acquisition of the assets of Optometrics LLC was completed on March 8, 2005.

Revenues for the quarter ended December 31, 2005 were $1,548,040, an increase of 98% over revenues of $781,186 for the quarter ended December 31, 2004. The net profit for the quarter ended December 31, 2005 was $25,425, or $.00 per share, compared with a net profit of $6,074, or $.00 per share, for the quarter ended December 31, 2004. The addition of Optometrics approximately doubled the Company's revenue for the quarter ending December 31, 2005 over the same quarter in 2004 and added significant profitability.

"I am pleased with the results of the integration of Optometrics and Dynasil which has made both companies stronger in the marketplace and has yielded significant cost savings" said Craig T. Dunham, President and CEO. "Problems with a fused silica subcontractor for an order completed in November caused $26,000 of unexpected costs but we were able to maintain our strong customer service record. We further strengthened our New Jersey operations in January 2006 with the refinancing of our bank loans and the return of Bruce Leonetti as Vice President- Sales and Marketing. We continue to focus on our strategy of profitable growth from our optical components businesses and by pursuing acquisitions and strategic alliances." added Mr. Dunham.

About Dynasil: Founded in 1960, Dynasil Corporation of America is a fabricator of optical blanks from synthetic fused silica, fused quartz and other optical materials as well as optical components and specialized optical systems.

This news release may contain forward-looking statements usually containing the words "believe," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report or Form 10-KSB and in the Company's other Securities and Exchange Commission filings, continuation of existing market conditions and demand for our products.

Dynasil Corporation of America and
Subsidiaries
Consolidated Balance Sheets
 (Unaudited)




                                       December     September
                                         31           30
                                        2005         2005
                                      ---------     ---------
              ASSETS

Current assets
   Cash and cash equivalents           $286,609      $308,210
   Accounts receivable                  733,862       877,375
   Inventories                          879,919       842,149
   Other current assets                 167,775       124,548
                                      ---------     ---------
      Total current assets            2,068,165     2,152,282

Property, plant and equipment, net      730,004       744,764

Other assets                             84,046        87,735
                                      ---------     ---------
      Total Assets                   $2,882,215    $2,984,781

  LIABILITIES AND STOCKHOLDERS'
              EQUITY

Current liabilities
    Note payable to bank- Line of      $215,000      $250,000
     credit
   Current portion of long-term         182,166       184,403
     debt
   Accounts payable                     270,809       322,094
   Accrued expenses and other           220,473       232,476
     current liabilities
                                      ---------     ---------
      Total current liabilities         888,448       988,973

Long-term debt, net                     548,607       592,712

Stockholders' Equity                  1,445,160     1,403,096
                                      ---------     ---------
Total Liabilities and                $2,882,215    $2,984,781
Stockholders' Equity

DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

                                   Three Months Ended
                                      December 31
                                   2005        2004
                                ---------    ---------

Sales                          $1,548,040    $ 781,186

Cost of Sales                   1,069,896      580,689
                                ---------    ---------
Gross Profit                      478,144      200,497

Selling, general and              426,659      186,720
administrative
                                ---------    ---------
Income from Operations             51,485       13,777

Interest expense - net            (20,535)      (7,703)
                                ---------    ---------
Income before Income Taxes         30,950        6,074

Income Taxes                        5,525         0
                                ---------    ---------
Net Income                        $25,425       $6,074
                                ---------    ---------
Net Income per share
   Basic                            $0.00        $0.00
   Diluted                          $0.00        $0.00